FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/S/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: December 24, 2008

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice Relating to Acquisition of Treasury Stock and Completion of Acquisition

December 24, 2008

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Notice Relating to Acquisition of Treasury Stock and Completion of Acquisition

(Acquisition of Treasury Stock pursuant to the Articles of Incorporation of Kyocera Corporation

under Article 165, Paragraph 2 of the Corporation Act)

This is to advise you that Kyocera Corporation has acquired treasury stock in accordance with the provisions of Article 156 of the Corporation Act, applied after modification by the provisions of Article 165, Paragraph 3 of the Corporation Act as set forth below, and that the acquisition of such treasury stock as resolved at the meeting of its Board of Directors held on November 27, 2008 has been completed.

Outline of Acquisition of Treasury Stock:

(1)	Type of stock acquired:	Common Stock;

(2)	Total number of shares acquired:	6,256,000 shares;

(3)	Total acquisition price:	37,999,565,000 yen;

(4)	Period for acquisition:	From November 28, 2008 to December 22, 2008 (when agreements for purchase were entered into); and

(5)	Method of acquisition:	Market purchase on the Tokyo Stock Exchange.

(Remarks)

Outline of resolution adopted at the Board of Directors meeting held on November 27, 2008:

•	Type of stock to be acquired:	Common Stock;

•	Total number of shares to be acquired:	8 million shares (maximum)*;

(Percentage of total issued and outstanding shares excluding treasury stock already owned by the Company: 4.22%);

•	Total acquisition price:	38 billion yen (maximum);

•	Period for acquisition:	From November 28, 2008 to December 22, 2008; and

•	Method of acquisition:	Market purchase.